FOIA CONFIDENTIAL TREATMENT REQUESTED

As confidentially submitted to the Securities and Exchange Commission on May 6, 2020. This Amendment No. 1

to the draft registration statement dated April 8, 2020 has not been publicly filed with the Securities and Exchange

Commission and all information herein remains confidential.

Registration No. 333–

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Forma Therapeutics Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2836	37-1657129
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

500 Arsenal Street, Suite 100

Watertown, Massachusetts 02472

(617) 679-1970

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Frank D. Lee

President and Chief Executive Officer

Forma Therapeutics Holdings, Inc.

500 Arsenal Street, Suite 100

Watertown, Massachusetts 02472

(617) 679-1970

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William D. Collins, Esq. Sarah Ashfaq, Esq. Gabriela Morales-Rivera, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000	Jeannette Potts, Ph.D., J.D. Forma Therapeutics Holdings, Inc. 500 Arsenal Street, Suite 100 Watertown, Massachusetts 02472 (617) 679-1970	Lisa Firenze, Esq. Michael A. Lopes, Esq. Elizabeth A. Brasher, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 7 World Trade Center 250 Greenwich Street New York, New York 10007 (212) 230-8800

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)	AMOUNT OF REGISTRATION FEE (2)
Common stock, $0.001 par value per share	$	$

(1)

Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Registration fee will be paid when registration statement is first publicly filed under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant files a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 1 to the Draft Registration Statement on Form S-1 of Forma Therapeutics Holdings, Inc. is to amend the exhibit index and to submit exhibits 10.12, 10.13 and 10.14. Accordingly, this Amendment No. 1 consists only of the facing page, this explanatory note, Part II, including the signature page and the exhibit index, and the exhibits filed herewith. This Amendment No. 1 does not contain a copy of the prospectus that was included in the Draft Registration Statement on Form S-1 and is not intended to amend or delete any part of the prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale of the shares of common stock being registered hereby. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and The Nasdaq Global Market initial listing fee.

SEC registration fee	$	*
FINRA filing fee		*
Nasdaq Global Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*
Total		*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law, or the DGCL, authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

We have adopted provisions in our certificate of incorporation and bylaws to be in effect upon the closing of this offering that limit or eliminate the personal liability of our directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

∎	any breach of the director’s duty of loyalty to us or our stockholders;

∎	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

∎	any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

∎	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our bylaws provide that:

∎

we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

∎

we will advance reasonable expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.

We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements provide that we will indemnify each of our directors, certain of our executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director or executive officer in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of us or in furtherance of our rights. Additionally, certain of our directors or officers may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s or officer’s services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that our obligations to those same directors or officers are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

We also maintain general liability insurance, which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their respective capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended, or the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of us and our directors and officers by the underwriters against certain liabilities under the Securities Act and the Securities Exchange Act of 1934.

Item 15. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

(a) Issuances of Capital Stock

In December 2019, certain investors purchased an aggregate of 53,593,440 shares of our Series D preferred stock for approximately $99,999,999.76 at $1.8659 per share.

In December 2019, an investor elected to purchase all 1,271,452 shares of our common stock pursuant to the terms of a warrant agreement at an exercise price of $0.01 per share of common stock. In March 2020, an investor elected to purchase 1,271,452 shares of our common stock pursuant to the term of a warrant agreement at an exercise price of $0.01 per share of common stock.

No underwriters were involved in the foregoing sales of securities. The sales of securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, as transactions by an issuer not involving a public offering. All of the purchasers in these transactions represented to us in connection with their purchase that they were acquiring the securities for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

(b) Grants and Exercises of Stock Options

We have granted stock options to purchase an aggregate of 16,644,581 shares of our common stock, net of forfeitures, with exercise prices ranging from $1.18 to $1.27 per share, to certain employees, directors and consultants pursuant to the 2019 Stock Incentive Plan. Through the date of filing, 2,125 shares of common stock have been issued upon the exercise of stock options pursuant to the 2019 Plan.

The issuances of the securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans. The shares of common stock issued upon the exercise of options are deemed to be restricted securities for purposes of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits.

EXHIBIT NUMBER	EXHIBIT TABLE

1.1*	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Second Amended and Restated Certificate of Incorporation of the Registrant (to be effective prior to the completion of this offering).

3.3**	By-laws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated By-laws (to be effective prior to the completion of this offering).

4.1**	Third Amended and Restated Investors’ Rights Agreement among the Registrant and certain of its stockholders, dated December 18, 2019.

4.2*	Form of Specimen Common Stock Certificate.

5.1*	Opinion of Goodwin Procter LLP.

10.1**#	2019 Stock Incentive Plan and forms of award agreements thereunder.

10.2*#	2020 Stock Option and Incentive Plan and forms of award agreements thereunder.

10.3*#	Non-Employee Director Compensation Policy.

10.4*#	Senior Executive Cash Incentive Bonus Plan.

10.5*#	2020 Employee Stock Purchase Plan.

10.6*#	Form of Indemnification Agreements between the Registrant and each of its directors and executive officers.

10.7*	Lease Agreement, by and between ARE-500 Arsenal Street, LLC and Forma Therapeutics, Inc., dated May 20, 2011, as amended on July 2, 2011, January 3, 2012, May 24, 2012, July 16, 2014 and September 20, 2017.

10.8*#	Employment Agreement between the Registrant and Steven Tregay, dated October 6, 2008, as amended June 17, 2010.

10.9*#	Employment Agreement between the Registrant and Robert T. Sarisky, dated August 15, 2012.

10.10*#	Separation and Release Agreement between the Registrant and Steven Tregay, dated October 31, 2019, as revised February 25, 2020.

10.11*#	Form of Amended and Restated Employment Agreement.

10.12†	Collaboration and License Agreement by and between Forma Therapeutics, Inc. and Boehringer Ingelheim International GmbH, dated December 21, 2011.

10.13†	License Agreement by and among the Registrant, Forma Therapeutics, Inc. and Celgene Alpine Investment Company II, LLC, dated December 28, 2018.

10.14†	License Agreement, by and among the Registrant, Forma Therapeutics, Inc. and Celgene Alpine Investment Company II, LLC, dated December 28, 2018.

21.1**	Subsidiaries of the Registrant.

23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page to this registration statement).

*	To be filed by amendment.
**	Previously filed.
#	Indicates a management contract or compensatory plan, contract or arrangement.
†	Portions of this exhibit (indicated by asterisks) will be omitted in accordance with the rules of the Securities and Exchange Commission. Omitted material for which confidential treatment will be requested will be filed separately with the Securities and Exchange Commission.

(b)	Financial Statement Schedules.

None.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Forma Therapeutics Holdings, Inc. has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Watertown, Commonwealth of Massachusetts, on the                day of                , 2020.

Forma Therapeutics Holdings, Inc.

By:
Name:	Frank D. Lee
Title:	President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Frank D. Lee, Todd Shegog, and Jeannette Potts, Ph.D., J.D., and each of them, either of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended this registration statement has been signed by the following persons in the capacities indicated on the     day of                , 2020.

SIGNATURE	TITLE

Frank D. Lee	President, Chief Executive Officer and Director (Principal Executive Officer)

Todd Shegog	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Timothy P. Clackson, Ph.D.	Director

Marsha Fanucci	Director

Michael Foley, Ph.D.	Director

SIGNATURE	TITLE

Steven E. Hall, Ph.D.	Director

Peter Kolchinsky, Ph.D.	Director

Paolo Paoletti, M.D.	Director

Michal Silverberg	Director

Peter J. Wirth, J.D.	Director